[DiamondHead Holdings Corp. Letterhead]

January 21, 2021

VIA EDGAR

Securities and Exchange Commission,

Division of Corporation Finance,
100 F Street, N.E.,
Washington, D.C. 20549.

Attention:	Andri Carpenter
John Cash

Re:	DiamondHead Holdings Corp. Registration Statement on Form S-1 (File No. 333-251961)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, DiamondHead Holdings Corp. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, Registration Number 333-251961 (the “Registration Statement”) be accelerated so that it will become effective at 3:00 P.M., New York City time, on January 25, 2021, or as soon as practicable thereafter.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Robert W. Downes at Sullivan & Cromwell LLP at (212) 558-4312.

Securities and Exchange Commission January 21, 2021	- 2 -

Sincerely,

/s/ David T. Hamamoto
Name: David T. Hamamoto
Title: Chief Executive Officer and Chairman

cc:	Jay Ingram (Securities and Exchange Commission)
Robert W. Downes (Sullivan & Cromwell LLP)